Filed by Obsidian Energy Ltd.
(Commission File No. 001-32895)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bonterra Energy Corp.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on page iii (continuation of the cover page) of this Notice of Extension.

Neither this document nor the Original Offer and Circular (as defined below) constitutes an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror (as defined below) may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

January 25, 2021

NOTICE OF EXTENSION

by

OBSIDIAN ENERGY LTD.

of its

OFFER TO PURCHASE

all of the issued and outstanding common shares of

BONTERRA ENERGY CORP.

on the basis of two (2) common shares of Obsidian Energy Ltd.

for each common share of Bonterra Energy Corp.

Obsidian Energy Ltd. (the “Offeror” or “Obsidian Energy”) hereby gives notice that it has amended and varied the terms of its offer dated September 21, 2020, as amended by the Notice of Extension, Variation and Change dated December 18, 2020 (collectively, the “Original Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Shares”) in the capital of Bonterra Energy Corp. (the “Company” or “Bonterra”), including any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time, to extend the Expiry Time of the Original Offer to 5:00 p.m. (Mountain Daylight Time) on March 29, 2021.

THE ORIGINAL OFFER, AS AMENDED HEREBY, HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (MOUNTAIN DAYLIGHT TIME) ON MARCH 29, 2021 UNLESS THE OFFER IS EXTENDED, ACCELERATED OR WITHDRAWN BY THE OFFEROR.

This Notice of Extension should be read in conjunction with the Original Offer and accompanying take-over bid circular dated September 21, 2020, as amended by the Notice of Extension, Variation and Change dated December 18, 2020 (collectively, the “Original Circular” and together with the Original Offer, the “Original Offer and Circular”), and the associated letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and together with the Original Offer and Circular and the Letter of Transmittal, the “Original Offer Documents”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects. Unless the context otherwise requires, references in this document to the “Offer”, the “Circular” and the “Offer and Circular” mean the Original Offer, the Original Circular and the Original Offer and Circular, respectively, each as amended and varied by this Notice of Extension. Capitalized terms used and not otherwise defined herein shall have the respective meanings given thereto in the Original Offer and Circular unless the context otherwise requires.

Shareholders who have validly deposited and not withdrawn their Shares are not required to take any further action to accept the Offer. Registered Shareholders (meaning Shareholders that have a physical share certificate representing their Shares) who wish to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, with the depositary for the Offer, Kingsdale Advisors (the “Depositary”), at its office in Toronto, Ontario, Canada in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on BLUE paper), or a manually executed facsimile thereof; or (ii) book-entry transfer of Shares set out in Section 3 of the Original Offer, “Manner of Acceptance - Acceptance by Book-Entry Transfer”.

Registered Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the Depositary. A broker, nominee or other intermediary through whom a Shareholder holds Shares may charge a fee to tender any such Shares on behalf of such Shareholder. Shareholders should consult such broker, nominee or other intermediary to determine whether any charges will apply.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Questions and requests for assistance may be directed to Kingsdale Advisors, the information agent in connection with the Offer (the “Information Agent”) and the Depositary. Contact details may be found on the back page of this document.

Additional copies of this document and related materials may be obtained without charge on request from the Information Agent or the Depositary in the manner specified on the back page of this document. Additional copies of this document or the Original Offer and Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are available on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, the Offeror has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer. BONTERRA SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND THE OFFER. Materials filed with the United States Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on the Obsidian Energy website at www.obsidianenergy.com. The financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein and in the Original Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Original Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

INFORMATION CONTAINED IN THE NOTICE OF EXTENSION

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC on EDGAR, are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com, in the United States at www.sec.gov and on the Offeror’s website at www.obsidianenergy.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3 or at 1-888-770-2633.

As of the date of this Notice of Extension, the Offeror has not had access to the non-public books and records of the Company and the Offeror is not in a position to independently assess or verify certain of the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. The Company has not reviewed the Offer and Circular or this document and has not confirmed the accuracy and completeness of the information in respect of the Company contained therein or herein. As a result, all historical information regarding the Company included therein and herein, including all Company financial and reserves information, and all pro forma financial and reserves information reflecting the pro forma effects of a combination of the Offeror and the Company, has been derived, by necessity, from the Company’s public reports and securities filings. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 23 of the Original Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular”. None of the Company’s public reports or securities filings are or have been incorporated by reference into the Offer and Circular or this document.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under the Offeror’s profile at www.sedar.com or on the Offeror’s website at www.obsidianenergy.com. The Offeror is also subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer and Circular and this Notice of Extension constitute “forward-looking statements” and “forward-looking information” as defined under Securities Laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. Forward-looking statements and forward-looking information are not based on historical facts, but rather on current expectations and projections about future events and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements and forward-looking information.

The Offer and the Circular, including the documents incorporated by reference in the Offer and the Circular, and this Notice of Extension contain forward-looking statements and information. Readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vii of the Original Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Notice of Extension contains forward-looking statements and information including, but not limited to, those relating to the Offer, including statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer; any commitment to acquire Shares; the satisfaction of the conditions to consummate the Offer; and other statements that are not historical facts. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference therein, and other sections of that document and in this Notice of Extension describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in this Notice of Extension and in the Offer and the Circular, including the documents incorporated by reference therein, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, readers are cautioned against relying on these forward-looking statements and information; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information in this Notice of Extension, in the Offer and Circular or in any document incorporated by reference therein, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

With respect to forward-looking statements contained in this Notice of Extension, the Offeror has made assumptions regarding, among other things: the ability to complete the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, integrate the Offeror’s and the Company’s businesses and operations and realize financial, operational and other synergies from the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction; that each of the Offeror, the Company and, following the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; that the Offeror, which is subject to a short term extension on its senior revolving credit facilities, and the Company each continue to obtain extensions in respect of their facilities and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; that the lenders to each of the Offeror and the Company provide their respective approvals and consents in respect of the Offer; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or to further reduce production quotas; the Offeror’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on the Offeror and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the Company’s publicly available information, including it public reports and securities filings as of January 22, 2021 are accurate and complete; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; the combined entity’s ability to add production and reserves through our development and exploitation activities; the Offeror will receive the Regulatory Approvals and all other necessary third party consents on the timelines and in the

v

manner currently anticipated; the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms; the advice received from professional advisors is accurate; the Company’s public disclosure is accurate and that the Company has not failed to publicly disclose any material information respecting the Company, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s operations, other than as discussed in this section; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations as set out in this section.

Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward- looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s and the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. For a further discussion regarding the risks related to the Offer and the Offeror, readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vii of the Original Offer and Circular and the information provided in Section 23 of the Original Circular, “Risk Factors”.

CURRENCY

All references to “$” or “C$” mean Canadian dollars. References to “US$” mean United States dollars.

NOTICE OF EXTENSION

TO:	THE HOLDERS OF COMMON SHARES OF BONTERRA ENERGY CORP.

This Notice of Extension amends, varies and supplements the information provided in the Original Offer and Circular pursuant to which the Offeror is offering to purchase all of the issued and outstanding Shares (including any Shares which may become issued and outstanding after the date of the Original Offer and prior to the Expiry Time) on the terms and subject to the conditions contained in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended and supplemented from time to time.

Except as otherwise set forth in this Notice of Extension, the information, terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Original Offer Documents, all the provisions of which are incorporated herein by reference, subject to the amendments thereto contained in this Notice of Extension.

1.	Extension of the Offer

By notice to the Depositary given on January 25, 2021, the Offeror has extended the time for deposits of Shares from 5:00 p.m. (Mountain Standard Time) on January 25, 2021 to 5:00 p.m. (Mountain Daylight Time) on March 29, 2021. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer and Circular (found on page 88 thereof) is hereby deleted and replaced by the following:

““Expiry Date” means March 29, 2021 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension, Acceleration and Variation of the Offer””.

In addition, all references to: (a) “5:00 p.m. (Mountain Standard Time) on January 25, 2021” in the Original Offer and Circular are hereby deleted and replaced with “5:00 p.m. (Mountain Daylight Time) on March 29, 2021”; and (b) “January 25, 2021” in the Original Offer and Circular are hereby deleted and replaced with “March 29, 2021”.

2.	Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Mountain Daylight Time) on March 29, 2021 or such later or earlier time or times and date or dates to which the Offer may be extended or accelerated by the Offeror from time to time, unless the Offer is withdrawn by the Offeror. In addition to any Mandatory Extension Period, the Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Original Offer and Circular, “Extension, Acceleration and Variation of the Offer.” The Expiry Time may be subject to multiple extensions. If the Offeror elects or is required to extend the Expiry Time for the Offer, it will publicly announce the variation, the new expiration time and date no later than 9:00 a.m. (Mountain Daylight Time) on the first Business Day after the previously scheduled expiration of the Offer and, if required by applicable Law, the Offeror will mail you a copy of the notice of variation.

3.	Manner of Acceptance

Shares may be deposited under the Offer in accordance with the provisions under Section 3 “Manner of Acceptance” of the Original Offer.

4.	Take Up and Payment for Deposited Shares

The Offeror will take up and pay for Shares validly deposited under the Offer and not withdrawn as set forth under Section 6 “Take Up and Payment for Deposited Shares” of the Original Offer .

1

5.	Right to Withdraw Deposited Shares

Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described under Section 8 “Right to Withdraw Deposited Shares” of the Original Offer, as amended by this Notice of Extension.

6.	Amendments and Variations to Original Offer Documents

The Original Offer Documents shall be read together with this Notice of Extension in order to give effect to the amendments and variations to the Original Offer and the amendments to the Original Circular set forth herein.

7.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

8.	Additional Documents Filed with the SEC as Part of the Registration Statement

The Registration Statement, which covers the Offeror Common Shares to be offered to Shareholders that are residents of the United States, has been filed with the SEC on Form F-4. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov.

9.	Directors’ Approval

The contents of this Notice of Extension have been unanimously approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

2

CERTIFICATE OF OBSIDIAN ENERGY LTD.

Dated: January 25, 2021

The Original Circular, as amended by this Notice of Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Stephen E. Loukas”	(signed) “Peter D. Scott”
Interim President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors of Obsidian Energy Ltd.

(signed) “Gordon R. Ritchie”	(signed) “Raymond Crossley”
Director	Director

C-1

THE INFORMATION AGENT AND THE DEPOSITARY FOR THE OFFER IS: